Commission File No. 1-8489

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U5S

ANNUAL REPORT
For the year ended December 31, 2001

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Dominion Resources, Inc.

120 Tredegar Street, Richmond, VA 23219

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Resources, Inc. (Dominion) (note 1)	Holding company
Consolidated Natural Gas Company (CNG) (note 1):	Holding company	100	100%	2,999,566	6,909,657
CNG Coal Company (CNG Coal)*	Held coal properties	2,236	100%	**	**
CNG International Corporation (CNG International) (note 3)	Energy related activities outside the United States	23,855	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
CNG Kauai, Inc.	Holding company	1	100%	**	**
Kauai Power Partners, L.P. (note 4)	Power generation project	N/A	100%	**	**
CNG Main Pass Gas Gathering Corporation (note 5)	Gas gathering	1	100%	**	**
CNG Oil Gathering Corporation (note 6)	Oil gathering	1	100%	**	**
CNG Power Services Corporation	Electric power marketing	1,552	100%	**	**
Armstrong Energy Limited Partnership, LLLP (note 7)	Power generation project	N/A	100%	**	**
Dominion CNG Capital Trust I (notes 2 and 26)	Business trust	7,423	100%	**	**
Dominion Exploration and Production, Inc. (Dominion E&P)	Oil and gas exploration and production	43,900	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
CNG Pipeline Company	Oil pipeline	12,000	100%	**	**
Dominion Field Services, Inc. (Dominion Field Services)	Gas marketing and gas storage services	1,722	100%	**	**
Dominion Greenbrier, Inc. (note 2)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Pipeline -Greenbrier, Inc. (note 2)	Public service company - survey land	100	100%	**	**
Greenbrier Pipeline Company, LLC (note 2)	Develop, own & operate interstate natural gas pipeline	N/A	67%	**	**
Dominion Natural Gas Storage, Inc. (note 2)	Owns gas storage facilities	100	100%	**	**

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Unsecured debt (Exhibit F-1)				**	**
Dominion Oklahoma Texas Exploration & Production, Inc. (DOTEPI) (notes 2 and 8)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
LDNG Texas Holdings, Inc.	Holding company	500	100%	**	**
Dominion Natural Gas I, LP (note 9)	Holds oil and gas properties	N/A	100%	**	**
Stonewater Pipeline Company,L.P. (note 10)	Holds pipeline	N/A	100%	**	**
Stonewater Pipeline Company of Texas, Inc.	Holding company	1,000	100%	**	**
Dominion Products and Services, Inc.	Markets energy-related services	400	100%	**	**
Dominion Member Services, Inc.	Offers products and services to retail customers	1	100%	**	**
Dominion Retail, Inc. (Dominion Retail)	Retail energy marketing	600	100%	**	**
Dominion Transmission, Inc. (Dominion Transmission)	Gas transmission	60,101	100%	837,526	827,579
Unsecured debt (Exhibit F-1)				331,599	331,599
Dominion Iroquois, Inc. (note 11)	Holds interest in gas transmission system	2,394	100%	**	**
Hope Gas, Inc. (Dominion Hope)	Gas utility	449,000	100%	64,110	63,037
Unsecured debt (Exhibit F-1)				36,456	36,456
The East Ohio Gas Company (Dominion East Ohio)	Gas utility	4,759,353	100%	467,108	469,001
Unsecured debt (Exhibit F-1)				295,819	295,819
The Peoples Natural Gas Company (Dominion Peoples)	Gas utility	1,835,350	100%	294,523	285,479
Unsecured debt (Exhibit F-1)				130,083	130,083
Dominion Capital, Inc. (Dominion Capital) (notes 1 and 12)	Financial services holding company	20	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Capital Ventures Corporation	Middle market commercial lending	100	100%	**	**
Dominion First Source, Inc.	Holding company	100	100%	**	**
Dominion Land Management Company	Real estate management	100	100%	**	**

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Lands, Inc.	Land development	10	100%	**	**
Dominion Venture Investments, Inc.	Middle market commercial lending	100	100%	**	**
First Source Equity Holdings, Inc.	Holding company	100	100%	**	**
First Source Financial, Inc.	Middle market commercial lending	1,000	100%	**	**
Edgen, Inc.	Real estate holding company	541	100%	**	**
Louisiana Hydroelectric Capital Corp.	Investment company	10	100%	**	**
OptaCor Financial Services Company	Direct mail unsecured consumer loans	100	100%	**	**
Rincon Securities, Inc.	Investment company	1	100%	**	**
Stanton Associates, Inc.	Real estate holding company	529,411	100%	**	**
Vidalia Audit, Inc.	Audit company for hydroelectric project	100	100%	**	**
Virginia Financial Ventures, Inc.	Commercial finance	100	100%	**	**
Catalyst Old River Hydroelectric Limited Partnership	Electric power generation	N/A	25%	**	**
Dominion Energy, Inc. (Dominion Energy ) (notes 1 and 13)	Holding company	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Armstrong, Inc.	Holding company	100	100%	**	**
Dominion Armstrong Services Company, Inc. (note 2)	Service company	100	100%	**	**
Dominion Black Warrior Basin, Inc.	Exploration and production	10	100%	**	**
Dominion Cleveland Thermal, Inc. (note 2)	Holding company	100	100%	**	**
Dominion Cleveland Thermal, LLC (note 2)	Holding Company	N/A	100%	**	**
Dominion Cleveland Thermal Generation, LLC (note 2)	Seam and chilled water generation	N/A	100%	**	**
Dominion Cleveland Steam Distribution, LLC (note 2)	Steam distribution	N/A	100%	**	**
Dominion Cleveland Chilled Water Distribution, LLC (note 2)	Chilled water distribution	N/A	100%	**	**
Dominion Cogen, Inc.	Cogeneration	100	100%	**	**

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
			(Thousand of Dollars)
Dominion Cogen WV, Inc. (note 14)	Cogeneration in the state of WV	100	100%	**	**
Unsecured debt (Exhibit F-1)			**	**
Dominion Dresden, Inc.	Holding company	100	100%	**	**
Dresden Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Dresden Services, Company, Inc. (note 2)	Services company	100	100%	**	**
Dominion Elwood, Inc. (note 15)	Holding company	100	100%	**	**
Dominion Elwood Services Company, Inc.	Services company	10	100%	**	**
Dominion Energy Construction Company, Inc.	General contractor	100	100%	**	**
Dominion Energy Direct Sales, Inc.	Gas and electric marketing	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Energy Exchange, Inc.	Investor in electronic marketplace	100	100%	**	**
Dominion Energy Marketing, Inc.	Power marketing	10	100%	**	**
Dominion Energy Services Company, Inc. (DESCO)	Services company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Equipment, Inc.	Special purpose subsidiary	100	100%	**	**
Dominion Equipment III, Inc. (note 2)	Special purpose subsidiary	100	100%	**	**
Dominion Fairless Hills, Inc.	Holding company	100	100%	**	**
Fairless Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Kincaid, Inc.	Holding company	10	100%	**	**
Kincaid Generation, LLC (note 16)	Non-regulated power generation	N/A	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Nuclear, Inc. (note 2)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Nuclear Holdings, Inc. (note 2)	Holding company	100	100%	**	**
Dominion Nuclear Marketing I, Inc. (note 2)	Spot market sales	100	100%	**	**
Dominion Nuclear Marketing II, Inc. (note 2)	Contract power sales	100	100%	**	**
Dominion Nuclear Connecticut, Inc. (notes 2 and 17)	Nuclear generation	3	100%	**	**
Dominion Nuclear Marketing III, LLC (notes 2 and 18)	Power sales	N/A	100%	**	**
Dominion Pleasants, Inc.	Holding company	100	100%	**	**
Pleasants Energy, LLC	Power generation project	N/A	100%	**
Dominion Pleasants Services Company, Inc. (note 2)	Service company	100	100%	**	**
Dominion Reserves, Inc.	Exploration and production	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Carthage Energy Services, Inc.	Gas marketing	500	100%	**	**
Cypress Energy, Inc.	Exploration and production	10	100%	**	**
Dominion Appalachian Development, Inc.	Exploration and production	10	100%	**	**
Dominion Appalachian Development Properties LLC (note 19)	Exploration and production	N/A	100%	**	**
Dominion Gas Processing MI, Inc. (note 20)	Natural gas processing	10	100%	**	**
Frederic HOF Limited Partnership	Gas processing	N/A	94%	**	**
. Dominion Midwest Energy, Inc.	Exploration and production	10	100%	**	**
Dominion Reserves Gulf Coast, Inc.	Exploration and production	10	100%	**	**
Dominion Reserves-Indiana, Inc.	Exploration and production	10	100%	**	**
Dominion Michigan Production Services, Inc. (note 21)	Exploration and production	10	100%	**	**
Dominion Reserves-Utah, Inc.	Exploration and production	10	100%	**	**
Dominion San Juan, Inc.	Holding company	10	100%	**	**
San Juan Partners, LLC	Oil & gas investments	N/A	100%	**	**
Dominion Storage, Inc.	Holding company	10	100%	**	**
Dominion Energy Canada Limited (note 22)	Exploration and production	73,886	100%	**	**

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Troy, Inc.	Holding company	100	100%	**	**
Troy Energy, LLC	Power generation project	N/A	100%	**
Dominion Troy Services Company, Inc. (note 2)	Service company	100	100%	**	**
Dominion Alliance Holding, Inc. (notes 2 and 23)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Canada Finance Company (notes 2 and 27)	Issue public debt securities in Canada	100	100%	**	**
Dominion Energy Technologies, Inc. (note 2)	Investments in emerging energy related technologies and companies	1	100%	**	**
Dominion Metering Services, Inc.	Meter reading services.	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Ohio ES, Inc. (note 2)	Holding company	100	100%	**	**
Dominion Ohio ES, LLC (note 2)	Engineering and consulting services	N/A	49%	**	**
Piedmont Share Trust (note 2)	Business trust	N/A	100%	**	**
Dominion Resources Services, Inc. (DRS) (note 24)	Service company	201	100%	50,857	50,857
Unsecured debt (Exhibit F-1)				29,757	29,757
Dominion Resources Capital Trust I (note 26)	Business trust	7,732	100%	**	**
Dominion Resources Capital Trust II (notes 2 and 26)	Business trust	11,135	100%	**	**
Dominion Resources Capital Trust III (notes 2 and 26)	Business trust	232	100%	**	**
DEI U.K., Inc.	Holding company	13	100%	**	**
DT Services, Inc. (note 25)	Service company	5,600,000	100%	**	**
Virginia Electric and Power Company (Virginia Power)	Electric utility	171,484	100%	3,876,393	3,876,909
Virginia Power Capital Trust I (note 26)	Business trust	167,010	100%	**	**
Virginia Power Fuel Corporation	Nuclear fuel procurement	1,000	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Virginia Power Services, Inc. (VP Services)	Holding company	1,100	100%	**	**
Evantage, Inc.	Energy services	1	100%	**	**

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Virginia Power Energy Marketing, Inc. (VP Energy Marketing)	Fuel procurement	1,000	100%	**	**
Virginia Power Services Energy Corp, Inc. (VP Services Energy)	Fuel procurement	1	100%	**	**
Virginia Power Nuclear Services Company (VP Nuclear Services)	Nuclear management and operational services	100	100%	**	**
VP Property, Inc.	Real estate holding company	1	100%	**	**

___________

*Indicates company is inactive.

**Filed confidentially pursuant to Rule 104.

Notes to Item 1:
1.	The following companies were dissolved during 2001.
Name of Subsidiary Dissolved	Date of Dissolution
Consolidated Natural Gas Service Company, Inc.	1/1/2001
Dominion Cogen NY, Inc.	6/5/2001
Dominion Mortgage Services, Inc.	7/6/2001
CNG Market Center Services, Inc.	7/18/2001
DGI Holdings, Inc.	7/23/2001
Dominion Elwood II, Inc.	7/27/2001
Dominion Elwood III, Inc.	7/27/2001
Granite Road Cogen, Inc.	9/20/2001
CNG Financial Services, Inc.	12/31/2001
CNG Research Company	12/31/2001
Consolidated System LNG Company	12/31/2001

2.	The following companies were acquired or commenced operations during 2001.

Name of Subsidiary	State of Incorporation	Date of Incorporation	Date of Acquisition	Nature of Business
Dominion Capital Trust II	Delaware	12/17/1999	Business Trust
Dominion Capital Trust III	Delaware	1/1/2001	Business Trust
Piedmont Share Trust	Delaware	2/22/2001	Business Trust
Dominion Nuclear Inc.	Delaware	8/3/2000	Holding company
Dominion Nuclear Holdings, Inc.	Delaware	8/24/2000	Holding company
Dominion Nuclear Marketing I, Inc.	Delaware	8/24/2000	Spot market sales
Dominion Nuclear Marketing II, Inc.	Delaware	8/24/2000	Contract market sales

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Subsidiary	State of Incorporation	Date of Incorporation	Date of Acquisition	Nature of Business
Dominion Nuclear Connecticut, Inc.	Delaware	8/24/2000		Nuclear generation
Dominion Nuclear Marketing III, Inc.	Delaware	8/24/2000		Power sales
Dominion Alliance Holding, Inc.	Delaware	11/21/2000		Holding company
Dominion Metering Services, Inc.	Virginia	12/8/2000		Provide meter reading services.
DT Services, Inc.	Virginia	12/19/2000		Service company
Dominion Ohio ES, Inc.	Ohio	5/25/2001		Holding company
Dominion Ohio ES, LLC	Ohio	5/25/2001		Engineering and consultant services
Dominion Cleveland Thermal, Inc.	Ohio	10/25/2000		Holding company
Dominion Cleveland Thermal, LLC	Ohio	12/12/2000		Holding company
Dominion Cleveland Thermal Generation, LLC	Ohio	12/6/2000		Provide steam and chilled water generation
Dominion Cleveland Steam Distribution, LLC	Ohio	12/7/2000		Provide steam distribution
Dominion Cleveland Chilled Water Distribution, LLC	Ohio	12/6/2000		Provide chilled water distribution
Dominion Energy Technologies, Inc.	Virginia	4/20/2001		Investments in emerging energy related technologies and companies
Dominion Greenbrier, Inc.	Virginia	11/15/2000		Holding company
Greenbrier Pipeline Company, LLC	Virginia	7/12/2001		Public service company - survey land
Dominion Pipeline - Greenbrier, Inc.	Delaware	7/13/2001		Develop, own and operate an interstate natural gas pipeline
Dominion Armstrong Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Dresden Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Pleasants Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Troy Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Canada Finance Company	Nova Scotia	8/20/2001		Issues public debt securities in Canada
Dominion Oklahoma Texas Exploration & Production, Inc.	Delaware	9/21/2001		Natural gas and oil exploration and production
LDNG Texas Holdings, Inc.	Oklahoma	10/24/1996	11/1/2001	Holding Company
Dominion Natural Gas I, LP	Texas	11/12/1997	11/1/2001	Holds interest in Texas oil and gas properties
Stonewater Pipeline Company, LP	Texas	10/24/1996	11/1/2001	Holds 75mile pipeline in the Sonora area

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
	Name of Subsidiary	State of Incorporation	Date of Incorporation	Date of Acquisition	Nature of Business

	Stonewater Pipeline Company of Texas, Inc.	Texas	10/24/1996	11/1/2001	Holding company
	Dominion CNG Capital Trust I	Delaware	12/21/2000		Business trust
	Dominion Equipment III, Inc.	Delaware	11/5/2001		Special purpose subsidiary
	Dominion Natural Gas Storage, Inc.	Delaware	11/15/2000		Owns gas storage facilities and a gas interconnect pipeline.

3.

CNG International owns 23.08% interest in Cayman Two Ltd., a 50% interest in DBNGP Finance Company LLC, which holds the remaining 76.92% interest in CNG Cayman Two Ltd, a 16.5% limited partnership interest in The Latin America Energy and Electric Fund L.P. and a 8.29% general partnership interest in FondElec General Partner, L.P.

4.

Kauai Power Partners, L.P. is owned 99% (1% general partnership interest and a 98% limited partnership interest) by CNG Kauai, with CNG International owning the remaining 1% limited partnership interest.

5.	CNG Main Pass Gathering Corporation holds a 13.6% interest in Dauphin Island Gathering Partners, which operates a gas gathering pipeline system in the Main Pass area of the Gulf of Mexico.
6.

CNG Oil Gathering Corporation holds a 33.3% general partnership interest in Main Pass Oil Gathering Company which operates an oil gathering pipeline system in the Main Pass and Vioscka Knoll areas of the Gulf of Mexico.

7.	Armstrong Energy Limited Partnership LLLP is owned 99% by CNG Power Services Corporation with Dominion Armstrong, Inc. owning the remaining 1% interest.
8.

DOTEPI holds a 1% general partner interest in LDNG Series 1998-A Trust, which holds title to certain Section 29 tax credit properties. In addition, the following inactive companies were acquired with the Louis Dreyfus Natural Gas Corp. (Louis Dreyfus) acquisition: American Exploration Production Company, American Reserves Corporation, Dominion Gas Marketing, Inc., and LDNG Acquisition, Inc.

9.	Dominion Natural Gas I, L.P. is owned 99% by LDNG Texas Holdings, Inc. with DOTEPI owning the remaining 1% interest.
10.	Stonewater Pipeline Company, L.P., is owned 99% by LDNG Texas Holdings, Inc. with the remaining 1% interest held by Stonewater Pipeline Company of Texas, Inc.
11.	Effective May 9, 2001 CNG Iroquois Inc was renamed Dominion Iroquois, Inc. Dominion Iroquois, Inc. holds a 24.72% partnership interest in Iroquois Gas Transmission System, L.P.
12.

Dominion Capital holds a 50% interest in Trilon Dominion Partners, LLC, which is involved in venture capital investments, a 50% interest in Stonehouse LLC, a 100% interest in Williams Court/DCI Properties and a 100% interest in Shoulders Hill/DCI Properties, all real estate investments.

13.

Dominion Energy holds a 20% interest in Caithness BLM Group L.P. and a 23% interest in Caithness Navy II Group L.P, which are both involved in geothermal electric generation. Dominion Energy also holds a 15% interest in Luz Solar Partners Ltd. VII, L.P., which is involved in solar electric generation, and a 10% interest in Rumford Cogeneration Company, Ltd., which is involved in wood burning electric generation. Dominion Energy owns 100% of Niton US, Inc. and Remington, LLC, holding companies. Remington, LLC holds a 99% interest in Domcan NS1 ULC with the remaining 1% interest held by Dominion Energy. The only activity of Doman NSI ULC and Remington, LLC relates to the borrowings on behalf of Domcan Boundary Corp.

14.	Dominion Cogen WV, Inc. holds a 50% interest in Morgantown Energy Associates, a non-regulated power generation facility.
15.	Dominion Elwood, Inc. holds a 50% interest in Elwood Energy, LLC, a non-regulated power generation facility.
16.	Dominion Kincaid, Inc. holds a 99% interest in Kincaid Generation, LLC with Dominion Energy owning the remaining 1% interest.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
17.	Dominion Nuclear Connecticut, Inc. is owned 70% by Dominion Nuclear Marketing II, Inc., 25% by Dominion Nuclear Marketing I, Inc. and 5% by Dominion Nuclear Marketing III, LLC.
18.	Dominion Nuclear Marketing III, LLC is owned 70% by Dominion Nuclear, Inc., 25% by Dominion Retail and 5% by Dominion Nuclear Holdings, Inc.
19.	Dominion Appalachian Development Properties, LLC, is owned 99% by Dominion Reserves, Inc. and 1% by Dominion Appalachian Development, Inc.
20.

Dominion Gas Processing MI, Inc., holds a 46.087% in Wilderness Chester Gas Processing L.P., 24.5% interest in Wilderness Energy Services Limited Partnership and a 50% interest in Wilderness Energy L.C., which in turns holds a 51% interest in Wilderness Energy Services Limited Partnership. Wilderness Chester Gas Processing L.P., Wilderness Energy L.C. and Wilderness Energy Services Limited Partnership are involved in natural gas gathering and processing.

21.	Effective April 12, 2001, Great Lakes Compression, Inc. was renamed Dominion Michigan Production Services, Inc.
22.

Dominion Energy Canada Limited is owned 85.60% by Dominion Storage, Inc., 13.54% by Dominion Energy, and 0.86% by Niton US, Inc. Dominion Energy Canada Limited owns 100% of Dominion Exploration Canada Limited and 100% of Domcan Boundary Corporation. Dominion Exploration Canada Limited holds a 40% interest in Alberta HUB Energy Service. Domcan Boundary Corporation owns 100% of Domcan Boundary Holding Limited and 61.8% of Dominion Exploration Partnership. The remaining 38.2% ownership interest of Dominion Exploration Partnership is held 28.8% by Dominion Exploration Canada Limited and 9.4% by Domcan Boundary Holdings Limited. Effective August 31, 2001 Dominion East Alberta Ltd. Was renamed Dominion Exploration Canada Ltd. Effective August 31, 2001 Domcan Boundary Partnership was renamed Dominion Exploration Partnership.

23.	Dominion Alliance Holding, Inc. holds a 10% interest in BridgeCo, which was created to start up a regional transmission operator.
24.	Dominion Resources Services, Inc. is owned 99.5% by Dominion and 0.5% by CNG.
25.	DT Services, Inc. holds a 50% interest in Dominion Fiber Ventures, LLC, which owns a 100% interest in Dominion Telecom, Inc., a telecommunications services company.
26.

From 1995 through 2001, Dominion established five subsidiary capital trusts that sold trust preferred securities that represented preferred beneficial interests and 97 percent beneficial ownership in the assets held by the capital trusts. In exchange for the funds realized from the sale of the trust preferred securities and common securities that represent the remaining 3 percent beneficial ownership interest in the assets held by the capital trust, Dominion issued various junior subordinated debt instruments. The junior subordinated debt instruments constitute 100 percent of each capital trust's assets.

Date Established	Capital Trusts	Trust Preferred Securities	Common Securities	Junior Subordinated Notes/Debentures
		(Millions)
September, 1995	Virginia Power Capital Trust I	$135	$4	$139 million - 8.05% Series A Notes due 9/30/2025*
December, 1997	Dominion Resources Capital Trust I	250	$8	$258 million - 7.83% Debentures due 12/1/2027
January, 2001	Dominion Resources Capital Trust II	300	$9	$309 million - 8.4% Debentures due 1/30/2041
January, 2001	Dominion Resources Capital Trust III	247	$8	$258 million - 8.4% Debentures due 1/15/2031
October, 2001	Dominion CNG Capital Trust I	200	$6	$206 million - 7.8% Debentures due 10/31/2041

* The maturity date, subject to certain conditions, may be extended for up to an additional 10 years from date of original maturity.

27.	Dominion Canada Finance Company is owned 99% by Dominion with Remington, LLC owning the remaining 1% interest. 12

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS
Name of Company	Consideration	Description of Transaction	Exemption

Virginia Power	$141,675	Sale of portions of Five Points substation (Beaufort County, NC)	Rule 44(b)
Virginia Power	$29,365	Sale of street lights (Henrico County, VA)	Rule 44(b)
Virginia Power	$12,396	Sale of hustle delivery point (Westmoreland County, VA)	Rule 44(b)
Dominion Hope	$99,316	Acquisition of lines and regulating stations from Dominion Transmission	Rule 41
Dominion Hope	$1,458,639	Acquisition of transmission assets from Great Lakes Pipeline (West Virginia)	Rule 41

In 2001, Virginia Power acquired three generating facilities located in Virginia for $207 million, as authorized in Release No. 27355, File No. 70-9807.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

During 2001, Dominion Transmission had a letter of credit outstanding to provide security to the Commonwealth of Pennsylvania for the Company's obligation to plug and reclaim gas wells as part of the process of abandonment of gas storage properties. One-half the cost of one letter of credit is shared by nonaffiliated pipeline companies. As of December 31, 2001, the balance outstanding on this letter of credit totaled $1,500,000.

As of December 31, 2001, Dominion maintained two separate indemnity agreements with two separate surety companies. The indemnity agreements represented total outstanding obligations of approximately $105 million.

CNG has issued guarantees to the states of Louisiana, Ohio, Pennsylvania and West Virginia to maintain worker's compensation self-insurance status for certain subsidiaries operating in those states.

Dominion Energy has also issued a guaranty to the state of Connecticut to maintain worker's compensation self-insurance status for a subsidiary operating in that state.

All of the above transactions are exempt pursuant to Rule 45(b)(6).

On November 1, 2001, Dominion acquired all of the outstanding shares of common stock of Louis Dreyfus Natural Gas Corp. (Louis Dreyfus), a natural gas and oil exploration and production company headquartered in Oklahoma City, Oklahoma. The aggregate purchase price was $1.8 billion, which consisted of approximately 14 million shares of Dominion common stock valued at $881 million and $902 million in cash. Dominion completed the acquisition by merging Louis Dreyfus into a new subsidiary and contributed the subsidiary to CNG. This transaction is exempt pursuant to Rule 58.

Dominion Resources, Inc. loaned, in the form of a non-negotiable note, approximately $1.3 billion to Dominion Energy, who in turn loaned the money in the form of a non-negotiable note to Dominion Nuclear, Inc. in order to fund the acquisition of the Millstone Power Station. This was an exempt transaction under Rule 52.

The above do not include issuances or guarantees of system company securities which have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 certificate filing requirements or quarterly reporting on Form U-6B-2 or Form U-9C-3 and also excludes the issuance of securities in connection with Dominion Fiber Ventures, LLC's senior note financing previously reported.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
Name of Issuer and Title of Issue	Name of Company Redeeming or Retiring Securities	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)
		(amounts in thousands)
Dominion Resources Inc. (Dominion)
Money market note	Dominion		$820,000	$820,000	Rule 42
Notes payable to affiliates	Dominion		$348,195	$326,492	Rule 42

Consolidated Natural Gas Company (CNG)
8 3/4% Debentures	CNG	$84,010		$84,010	Rule 42

Dominion E&P
Non-negotiable notes	Dominion E&P		$4,450	$4,450	Rule 42

Dominion East Ohio
Non-negotiable notes	Dominion East Ohio		$2,440	$2,440	Rule 42

Dominion Hope
Non-negotiable notes	Dominion Hope		$474	$474	Rule 42

Dominion Peoples
Non-negotiable notes	Dominion Peoples		$1,261	$1,261	Rule 42

Dominion Transmission
Non-negotiable notes	Dominion Transmission		$5,827	$5,827	Rule 42

Virginia Power
Medium Term Notes	Virginia Power		$140,650	$140,650	Rule 42
First and Refunding Bonds	Virginia Power		$200,000	$200,000	Rule 42
Preferred Stock	Virginia Power	$125,000		$125,000	Rule 42

Notes to Item 4:
1.	Except as noted, all securities redeemed or retired have been cancelled.
2.	Public Utility Holding Company Act of 1935 .

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

The aggregate amounts of investments at December 31, 2001, in persons operating in the system's retail service area are shown below.
Name of Owner	Number of Persons	Business of Persons	Book Value

Dominion Transmission	One	State Development Fund	$100,000
Dominion Hope	One	State Development Fund	$100,000
Dominion Hope	One	Economic Development Small Business Investment Company (Note 1)	$475,000

Note 1: Investment made pursuant to the West Virginia Capital Companies Act and under Rule 40(a)(5).

Other investments in securities of non-system companies included the following:
Name of Owner	Issuer	Business of Issuer	Book Value	Type of Investment	Shares Owned/ % Ownership

Dominion	Pantellos, Corp.	Investor in electronic marketplace	$3,079,946	Common stock	319,329 shares

Dominion Energy Exchange	EIP Holdings, LLC	Investor in electronic marketplace	$1,885,206	Partnership interest	9.90% ownership

Dominion Alliance Holdings, Inc.	BridgeCo	Regional Transmission operator	$7,843,124	Common stock	2,500,000 shares

For Virginia Power's investments in securities of non-system companies, see Exhibit F.

The above do not include investments in securities of non-system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 Certificate filing requirements.

ITEM 6. OFFICERS AND DIRECTORS

Part 1. Names, principal business address and positions held as of December 31, 2001

The names, principal business address and positions held as of December 31, 2001 of the officers and directors of system companies are presented in the tables below. The principal business address of each officer and director are indicated in such tables by the numbers (1) through (34). The addresses associated with these number designations are shown in the following address key. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.

ADDRESS KEY

(1) 120 Tredegar Street, Richmond, VA 23219
(2) 701 East Cary Street, Richmond, VA 23219
(3) 5000 Dominion Boulevard, Glen Allen, VA 23060
(4) 625 Liberty Avenue, Pittsburgh, PA 15222
(5) 1450 Poydas Street, New Orleans, LA 70112
(6) 140 West Main Street, Clarksburg, WV 23601
(7) 1201 East 55th Street, Cleveland, OH 44103

ITEM 6. OFFICERS AND DIRECTORS (continued)

ADDRESS KEY - continued

(8) 445 West Main Street, Clarksburg, WV 23601
(9) 1717 East Ninth Street, Cleveland, OH 44114
(10) 16945 Northchase Drive, Houston, TX 77060

(11) 5570 Hog Island Road, Surry, VA 23883
(12) 1022 Haley Drive, Mineral, VA 23117
(13) 4355 Innslake Drive, Glen Allen, VA 23060
(14) 14000 Quail Springs Parkway, Suite 600, Oklahoma City, OK 73134
(15) Rope Ferry Road, Waterford, CT 06385
(16) 781 Weed Street, New Canaan, CT 06840
(17) 100 North Tryon Street, Suite 2600, Charlotte, NC 28202
(18) 904 North First Street, Richmond, VA 23219
(19) 3805 Greenway, Baltimore, MD 21218
(20) 29 Everett Street, Cambridge, MA 02138
(21) 1422 Euclid Avenue, Suite 1400, Cleveland, OH 44115
(22) 6 Whittaker's Mill, Williamsburg, VA 23185
(23) 1122 North 25th Street, Suite A, Richmond, VA 23223
(24) 314 Burnwick Road, Richmond, VA 23227
(25) 3559 Fairystone Park Highway, 2nd Floor, Bassett, VA 24055
(26) 420 South Marion Parkway, Denver, CO 80209
(27) 1415 Louisiana Street, Suite 2700, Houston, TX 77002
(28) 400 3rd Avenue, SW, Calgary, Alberta, Canada T2P4H2
(29) 3700 Canterra Tower, 400 Third Ave. S.W., Calgary, Alberta, T2P4H2
(30) One Dominion Drive, Jane Lew, WV 26378
(31) 2539 Washington Road, Suite 1010, Upper St. Clair, PA 15241
(32) 1921 Hamilton Avenue, Cleveland OH 44114
(33) 2400 Grayland Avenue, Richmond, VA 23220

(34) 1 5th Avenue, New York, NY 10003

POSITION SYMBOL KEY

CB	--Chairman of the Board	SVP	--Senior Vice President
CEO	--Chief Executive Officer	S	--Secretary
P	--President	T	--Treasurer
EVP	--Executive Vice President	C	--Controller
CFO	--Chief Financial Officer	GC	--General Counsel
COO	--Chief Operating Officer	D	--Director

Armstrong Energy Limited Partnership, LLLP

Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
CNG Coal Company

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP
CNG International Corporation

Thomas N. Chewning (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	SVP, T	E. J. Marks, III (4)	S

CNG Kauai, Inc.

Thomas N. Chewning (1)	D, P	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S

CNG Main Pass Gas Gathering Corporation

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

CNG Oil Gathering Corporation

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

CNG Pipeline Company

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	James D. Abercrombie (5)	VP
Godfrey E. Lake, Jr. (1)	SVP	Kevin P. Guilbeau (5)	VP
Timothy S. Parker (5)	SVP,	Patricia A. Wilkerson (1)	VP, S
Jerry R. Schuyler (27)	SVP	Carol J. Nichols (5)	C

CNG Power Services Corporation

Thomas F. Farrell, II (1)	D, CEO	G. Scott Hetzer (1)	SVP, T
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S

Carthage Energy Services, Inc.

Fred G. Wood, III (10)	D, P, T	Carol J. Nichols (5)	C
Patricia A. Wilkerson (1)	VP, S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Consolidated Natural Gas Company

Thos. E. Capps (1)	CB, P, CEO	James L. Sanderlin (1)	SVP
Thomas N. Chewning (1)	EVP, CFO	William C. Hall, Jr. (1)	VP
Thomas F. Farrell, II (1)	D, EVP	Simon C. Hodges (1)	VP
James P. O'Hanlon (1)	EVP	Karen E. Hunter (2)	VP
Duane C. Radtke (10)	D, EVP	Steven A. Rogers (1)	VP, C
Edgar M. Roach, Jr. (2)	D, EVP	James F. Stutts (1)	VP, GC
Eva Teig Hardy (2)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T

Cypress Energy, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
DEI U.K., Inc.

Thomas N. Chewning (1)	D, P	James F. Stutts (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S

DT Services, Inc.

Edgar M. Roach, Jr. (2)	D, P, CEO	Karen E. Hunter (2)	VP
M. Stuart Bolton, Jr. (2)	SVP	Patricia McIntyre (13)	VP
G. Scott Hetzer (1)	SVP, T	Charles Vassallo (13)	VP
Gregg T. Kamper (13)	SVP	Patricia A. Wilkerson (1)	VP, S
David M. Fellowes (13)	VP	Elwood L. Tanner (2)	C

Dominion Alliance Holding, Inc.

Edgar M. Roach, Jr. (2)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Maxwell R. Schools, Jr. (4)	C
G. Scott Hetzer (1)	SVP, T

Dominion Appalachian Development Properties, L.L.C.

Dominion Appalachian Development, Inc. (30)	Member	Dominion Reserves, Inc. (1)	Member

Dominion Appalachian Development, Inc.

Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (30)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jerry R. Schuyler (27)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Armstrong Services Company, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP
Dominion Armstrong, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Black Warrior Basin, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

Dominion Canada Finance Company

Thos. E. Capps (1)	D	G. Scott Hetzer (1)	D, SVP, T
Thomas N. Chewning (1)	D, P	Patricia A. Wilkerson (1)	S

Dominion Capital, Inc.

Thos. E. Capps (1)	D	Mark P. Mikuta (1)	VP, C
Thomas N. Chewning (1)	CB	Jerry L. Moore (1)	VP
G. Scott Hetzer (1)	SVP, T	Henry C. Riely (1)	S

Dominion Cleveland Thermal Generation, LLC

Dominion Cleveland Thermal, LLC (32)	Manager	Paul D. Koonce (1)	SVP
Thomas F. Farrell, II (1)	CEO	Philip E. Riley, Jr. (4)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
E. Paul Hilton (1)	SVP

Dominion Cleveland Thermal, Inc.

Thomas F. Farrell, II (1)	D, CEO	Paul D. Koonce (1)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
E. Paul Hilton (1)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Cleveland Thermal, LLC

Dominion Cleveland Thermal, Inc. (32)	Manager	Paul D. Koonce (1)	SVP
Thomas F. Farrell, II (1)	CEO	Philip E. Riley, Jr. (4)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
E. Paul Hilton (1)	SVP
Dominion Cleveland Chilled Water Distribution, LLC

Dominion Cleveland Thermal, LLC (32)	Member	Paul D. Koonce (1)	SVP
Thomas F. Farrell, II (1)	CEO	Philip E. Riley, Jr. (4)	SVP
James P. O'Hanlon (1)	P, COO	Annetta R. Riekel (2)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
E. Paul Hilton (1)	SVP	Lee D. Katz (1)	C

Dominion Cleveland Steam Distribution, LLC

Dominion Cleveland Thermal, LLC (32)	Manager	Paul D. Koonce (1)	SVP
James P. O'Hanlon (1)	P, COO	Philip E. Riley, Jr. (4)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
E. Paul Hilton (1)	SVP	Lee D. Katz (1)	C

Dominion Cogen, Inc.

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
E. Paul Hilton (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C

Dominion Cogen WV, Inc.

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
E. Paul Hilton (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Dresden Services Company, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Dresden, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Elwood, Inc.

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
E. Paul Hilton (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C
Dominion Elwood Services Company, Inc.

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
E. Paul Hilton (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C

Dominion Energy Canada Limited

Duane C. Radtke (10)	C	Milton Porter (28)	VP & CFO
Wayne K. Foo (28)	D, P, CEO	Lyle Strom (28)	VP
Duncan Chisholm (28)	SVP	Patricia A. Wilkerson (1)	VP
Fred G. Wood, III (10)	SVP	Jack C. MacGillivray (29)	S
Guy Jones (28)	VP

Dominion Energy Construction Company

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Energy Direct Sales, Inc.

Thomas F. Farrell, II (1)	D, CEO	Philip E. Riley, Jr. (4)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Christopher J. Ziegler (1)	VP
E. Paul Hilton (1)	SVP	Lee D. Katz (1)	C
Paul D. Koonce (1)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Energy Exchange, Inc.

Thomas F. Farrell, II (1)	D, CEO	Paul D. Koonce (1)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Energy, Inc.

Thos. E. Capps (1)	CB	Malcolm G. Deacon, Jr. (3)	VP
Thomas F. Farrell, II (1)	D, CEO	Pamela F. Faggert (3)	VP
James P. O'Hanlon (1)	P, COO	Eugene S. Grecheck (3)	VP
Duane C. Radtke (10)	D, P, CEO	Leslie N. Hartz (3)	VP
Edgar M. Roach, Jr. (2)	D	David C. Holden (3)	VP
David A. Christian (3)	SVP	Karen E. Hunter (2)	VP
Wayne K. Foo (28)	SVP	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	William R. Matthews (15)	VP
E. Paul Hilton (1)	SVP	Raymond P. Necci (15)	VP
Jay L. Johnson (1)	SVP	J. Alan Price (15)	VP
Paul D. Koonce (1)	SVP	Charles E. Roberts (6)	VP
Godfrey E. Lake, Jr. (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	David A. Heacock (12)	VP
Jerry R. Schuyler (27)	SVP	Lee D. Katz (1)	C
Fred G. Wood, III (10)	SVP

Dominion Energy Marketing, Inc.

Thomas F. Farrell, II (1)	D, CEO	James K. Martin (1)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Paul D. Koonce (1)	SVP

Dominion Energy Services Company, Inc.

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
E. Paul Hilton (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C

Dominion Energy Technologies, Inc.

Thomas N. Chewning (1)	D	G. Scott Hetzer (1)	D, SVP, T
Thomas F. Farrell, II (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
James P. O'Hanlon (1)	P, COO	Lee D. Katz (1)	C

Dominion Equipment III, Inc.

Thomas F. Farrell, II (1)	D, CEO	James K. Martin (1)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Equipment, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Exploration & Production, Inc.

Thos. E. Capps (1)	D	Timothy S. Parker (5)	SVP
Thomas F. Farrell, II (1)	D	Jerry R. Schuyler (27)	SVP
Edgar M. Roach, Jr. (2)	D	Fred G. Wood, III (10)	SVP
Duane C. Radtke (10)	D, P, CEO	James D. Abercrombie (5)	VP
Wayne K. Foo (28)	SVP	Kevin P. Guilbeau (5)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Rohinton K. Irani (14)	SVP	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C

Dominion Fairless Hills, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Field Services, Inc.

Thomas F. Farrell, II (1)	D, CEO	Charles E. Roberts (6)	VP
James P. O'Hanlon (1)	P, COO	Joseph C. Vanzant, Jr. (31)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C

Dominion Gas Processing MI, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Greenbrier, Inc.

Thomas F. Farrell, II (1)	D, CEO	Jeffrey L. Barger (8)	VP
James P. O'Hanlon (1)	P, COO	Georgia B. Carter (1)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
Paul D. Koonce (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (8)	SVP	Carol J. Nichols (5)	C

Dominion Iroquois, Inc.

Thomas F. Farrell, II (1)	D, CEO	Jeffrey L. Barger (8)	VP
James P. O'Hanlon (1)	P, COO	Georgia B. Carter (1)	VP
G. Scott Hetzer (1)	SVP, T	Marc A. Halbritter (4)	VP
Paul D. Koonce (1)	D, SVP	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (8)	SVP	Lee D. Katz (1)	C

Dominion Kincaid, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
E. Paul Hilton (1)	SVP	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Member Services, Inc.

Thomas F. Farrell, II (1)	D, CEO	Philip E. Riley, Jr. (4)	SVP
James P. O'Hanlon (1)	P, COO	Tru Dee Jo Bamberg (4)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP

Dominion Metering Services, Inc.

Edgar M. Roach, Jr. (2)	D, P, CEO	Eric S. Hall (7)	VP
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Maxwell R. Schools, Jr. (4)	C
Mark F. McGettrick (2)	SVP

Dominion Michigan Production Services, Inc.

Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (30)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jerry R. Schuyler (27)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Midwest Energy, Inc.

Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (30)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jerry R. Schuyler (27)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

Dominion Natural Gas Storage, Inc.

Thomas F. Farrell, II (1)	D, CEO	Jeffrey L. Barger (8)	VP
James P. O'Hanlon (1)	P, COO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Marc A. Halbritter (4)	VP
Paul D. Koonce (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (8)	SVP	Lee D. Katz (1)	C

Dominion Nuclear Connecticut, Inc.

Thomas F. Farrell, II (1)	D, CEO	Leslie N. Hartz (3)	VP
James P. O'Hanlon (1)	D, P, COO	James K. Martin (1)	VP
David A. Christian (3)	D, SVP	William R. Matthews (15)	VP
G. Scott Hetzer (1)	SVP, T	Raymond P. Necci (15)	VP
Paul D. Koonce (1)	SVP	J. Alan Price (15)	VP
Malcolm G. Deacon, Jr. (3)	VP	Patricia A. Wilkerson (1)	VP, S
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Nuclear Holdings, Inc.

Thomas F. Farrell, II (1)	D, CEO	James K. Martin (1)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Nuclear, Inc.

Thomas F. Farrell, II (1)	D, CEO	E. Paul Hilton (1)	SVP
James P. O'Hanlon (1)	P, COO	Paul D. Koonce (1)	SVP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Nuclear Marketing I, Inc.

Thomas F. Farrell, II (1)	D, CEO	Paul D. Koonce (1)	SVP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Nuclear Marketing II, Inc.

Thomas F. Farrell, II (1)	D, CEO	Paul D. Koonce (1)	SVP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Nuclear Marketing III, L.L.C.

Thomas F. Farrell, II (1)	D	Paul D. Koonce (1)	SVP
Philip E. Riley, Jr. (4)	D	James K. Martin (1)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Ohio ES, Inc.

Edgar M. Roach, Jr. (2)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Maxwell R. Schools, Jr. (4)	C
G. Scott Hetzer (1)	SVP, T

Dominion Ohio ES, LLC

Dominion Ohio ES Inc. (9)	Manager
Mark S. Allen (33)	Manager
Randall B. Reynolds (33)	Manager

Dominion Oklahoma Texas Exploration & Production, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	James D. Abercrombie (5)	VP
Rohinton K. Irani (14)	SVP	Kevin P. Guilbeau (5)	VP
Godfrey E. Lake, Jr. (1)	SVP	Dennis G. Millet (10)	VP
Timothy S. Parker (5)	SVP	Patricia A. Wilkerson (1)	VP, S
Jerry R. Schuyler (27)	SVP	Carol J. Nichols (5)	C

Dominion Pipeline - Greenbrier, Inc.

Thomas F. Farrell, II (1)	D, CEO	Jeffrey L. Barger (8)	VP
James P. O'Hanlon (1)	P, COO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C
Gary L. Sypolt (8)	SVP

Dominion Pleasants Services Company, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Pleasants, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Products and Services, Inc.

Thomas F. Farrell, II (1)	D, CEO	Philip E. Riley, Jr. (4)	SVP
James P. O'Hanlon (1)	P, COO	Tru Dee Jo Bamberg (4)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP

Dominion Reserves, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

Dominion Reserves - Indiana, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

Dominion Reserves - Utah, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

Dominion Reserves Gulf Coast, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP
Dominion Resources, Inc.

William S. Barrack, Jr. (16)	D	Thomas N. Chewning (1)	EVP, CFO
Ronald J. Calise (34)	D	Thomas F. Farrell, II (1)	EVP
George A. Davidson, Jr. (4)	D	James P. O'Hanlon (1)	EVP
John W. Harris (17)	D	Duane C. Radtke (10)	EVP
Benjamin J. Lambert, III (18)	D	Edgar M. Roach, Jr. (2)	EVP
Richard L. Leatherwood (19)	D	Eva Teig Hardy (2)	SVP
Margaret A. McKenna (20)	D	G. Scott Hetzer (1)	SVP, T
Steven A. Minter (21)	D	James L. Sanderlin (1)	SVP
Kenneth A. Randall (22)	D	William C. Hall, Jr. (1)	VP
Frank S. Royal (23)	D	Simon C. Hodges (1)	VP
S. Dallas Simmons (24)	D	Karen E. Hunter (2)	VP
Robert H. Spilman (25)	D	Steven A. Rogers (1)	VP, C
David A. Wollard (26)	D	James F. Stutts (1)	VP, GC
Thos. E. Capps (1)	D, CB, P, CEO	Patricia A. Wilkerson (1)	VP, S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Resources Services, Inc.

Thos. E. Capps (1)	D, P, CEO	Simon C. Hodges (1)	VP
Thomas N. Chewning (1)	D, EVP, CFO	David C. Holden (3)	VP
Thomas F. Farrell, II (1)	D, EVP	Kevin T. Howell (3)	VP
James P. O'Hanlon (1)	EVP	Karen E. Hunter (2)	VP
Duane C. Radtke (10)	D, EVP	Gregg T. Kamper (13)	VP
Edgar M. Roach, Jr. (2)	D, EVP	Anthony E. Manning (2)	VP
Eva Teig Hardy (2)	SVP	Annetta R. Riekel (2)	VP
G. Scott Hetzer (1)	SVP, T	Steven A. Rogers (1)	VP
Margaret E. McDermid (2)	SVP	James F. Stutts (1)	VP
James L. Sanderlin (1)	SVP	Billy F. Warf (2)	VP
Pamela F. Faggert (3)	VP	Patricia A. Wilkerson (1)	VP, S
Roy S. Grier (2)	VP	Ash Sawhney (2)	C
William C. Hall, Jr. (1)	VP

Dominion Retail, Inc.

Thomas F. Farrell, II (1)	D, CEO	Philip E. Riley, Jr. (4)	SVP
James P. O'Hanlon (1)	P, COO	Tru Dee Jo Bamberg (4)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP

Dominion San Juan, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

Dominion Storage, Inc.

Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Godfrey E. Lake, Jr. (1)	SVP	Carol J. Nichols (5)	C
Jerry R. Schuyler (27)	SVP

Dominion Transmission, Inc.

Thomas F. Farrell, II (1)	D, CEO	Georgia B. Carter (1)	VP
James P. O'Hanlon (1)	P, COO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Marc A. Halbritter (4)	VP
Paul D. Koonce (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (8)	SVP	Lee D. Katz (1)	C
Jeffrey L. Barger (8)	VP

Dominion Troy Services Company, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Troy, Inc.

Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Evantage, Inc.

Thomas F. Farrell, II (1)	D, CEO	Paul D. Koonce (1)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Christopher J. Ziegler (1)	VP
E. Paul Hilton (1)	SVP	Lee D. Katz (1)	C

Fairless Energy, LLC

Dominion Fairless Hills, Inc. (1)	Manager	Malcolm G. Deacon, Jr. (3)	VP
Thomas F. Farrell, II (1)	Manager	Pamela F. Faggert (3)	VP
James P. O'Hanlon (1)	P, Operating Manager	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Greenbrier Pipeline Company, LLC

Dominion Greenbrier, Inc. (1)	Member

Hope Gas, Inc.

Edgar M. Roach, Jr. (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	Eric S. Hall (7)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (9)	VP
Thomas A. Hyman, Jr. (2)	SVP	Thomas E. Wester (4)	VP
Mark F. McGettrick (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Mary C. Doswell (2)	VP	Maxwell R. Schools, Jr. (4)	C

Kincaid Generation, L.L.C.

Thomas F. Farrell, II (1)	Manager, P	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

LDNG Texas Holdings, Inc.

Thomas N. Chewning (1)	D, P, CEO	Kevin P. Guilbeau (5)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C
James D. Abercrombie (5)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Pleasants Energy, LLC

Thomas F. Farrell, II (1)	CEO, Manager	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP

San Juan Partners, L.L.C.

Dominion San Juan, Inc. (1)	Member

Stonewater Pipeline Company of Texas, Inc.

Thomas N. Chewning (1)	D, P, CEO	Kevin P. Guilbeau (5)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C
James D. Abercrombie (5)	VP

The East Ohio Gas Company

Edgar M. Roach, Jr. (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	Eric S. Hall (7)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (9)	VP
Thomas A. Hyman, Jr. (2)	SVP	Thomas E. Wester (4)	VP
Mark F. McGettrick (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Mary C. Doswell (2)	VP	Maxwell R. Schools, Jr. (4)	C

The Peoples Natural Gas Company

Edgar M. Roach, Jr. (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	Eric S. Hall (7)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (9)	VP
Thomas A. Hyman, Jr. (2)	SVP	Thomas E. Wester (4)	VP
Mark F. McGettrick (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Mary C. Doswell (2)	VP	Maxwell R. Schools, Jr. (4)	C

Troy Energy, LLC

Thomas F. Farrell, II (1)	CEO, Manager	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	SVP

VP Property, Inc.

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Ash Sawhney (2)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Virginia Electric and Power Company

Thos. E. Capps (1)	CB	Martin L. Bowling, Jr. (3)	VP
Thomas F. Farrell, II (1)	D, CEO	Mary C. Doswell (2)	VP
James P. O'Hanlon (1)	P, COO	Pamela F. Faggert (3)	VP
Edgar M. Roach, Jr. (2)	D, P, CEO	Eugene S. Grecheck (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	Eric S. Hall (7)	VP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	Karen E. Hunter (2)	VP
E. Paul Hilton (1)	SVP	Craig S. Ivey (2)	VP
Paul D. Koonce (1)	SVP	Steven A. Rogers (1)	VP
Margaret E. McDermid (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Mark F. McGettrick (2)	SVP	Richard H. Blount, II (11)	VP
Edward J. Rivas (3)	SVP	David A. Heacock (12)	VP
Jimmy D. Staton (2)	SVP	Lee D. Katz (1)	C
Kenneth D. Barker (2)	VP	Maxwell R. Schools, Jr. (4)	C

Virginia Power Energy Marketing, Inc.

Thomas F. Farrell, II (1)	D, CEO	E. Paul Hilton (1)	SVP
Kevin T. Howell (3)	P	Patricia A. Wilkerson (1)	VP, S
James P. O'Hanlon (1)	P, COO	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Virginia Power Fuel Corporation

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Ash Sawhney (2)	C
G. Scott Hetzer (1)	SVP, T

Virginia Power Nuclear Services Company

Thomas F. Farrell, II (1)	D, CEO	Martin L. Bowling, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
E. Paul Hilton (1)	SVP

Virginia Power Services Energy Corp., Inc.

Thomas F. Farrell, II (1)	D, CEO	Edward J. Rivas (3)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
E. Paul Hilton (1)	SVP

Virginia Power Services, Inc.

Thomas F. Farrell, II (1)	D, CEO	E. Paul Hilton (1)	SVP
James P. O'Hanlon (1)	P, COO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part II. Banking connections

Information concerning all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935 as of December 31, 2001, follows:
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule

George A. Davidson, Jr.	The PNC Financial Services Group, Inc. Pittsburgh, Pennsylvania	Director	70(a)
Benjamin J. Lambert, III	Consolidated Bank and Trust Company Richmond, Virginia	Director	70(a)
Steven A. Minter	KeyCorp Cleveland, Ohio	Director	70(a)
Frank S. Royal	SunTrust Banks, Inc Atlanta, Georgia	Director	70(b)

Part III. Compensation and other related information

(a) The compensation of directors and executive officers of system companies:

Information concerning the compensation of directors and the five highest paid executive officers of the system for the year 2001 is included in the Registrant's 2002 Proxy Statement which is filed as Exhibit F-4 to this Form U5S. Information presented under the captions "THE BOARD-- Compensation and Other Programs" on page 9 and "EXECUTIVE COMPENSATION" on page 14 in such proxy statement is incorporated by reference.

(b) Their interest in the securities of system companies including options or other rights to acquire securities:

Information concerning the interests of directors and executive officers in the securities of system companies including options or other rights to acquire securities is included in the Registrant's 2002 Proxy Statement, which is filed as Exhibit F-4. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and other Programs" on page 9; "SHARE OWNERSHIP TABLE" on page 10; "ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT--Long- Term Incentives" on page 13; and "EXECUTIVE COMPENSATION" on pages 14 through 19.

(c) Their contracts and transactions with system companies:

Information concerning contracts and transactions by directors and executive officers with system companies is included in the Registrant's 2002 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and Other Programs" on page 9 and "EXECUTIVE COMPENSATION--Other Executive Agreements and Arrangements" on pages 17 through 19.

(d) Their indebtedness to system companies:

None.

ITEM 6. OFFICERS AND DIRECTORS (continued)

(e) Their participation in bonus and profit-sharing arrangements and other benefits:

Information concerning the participation by directors and executive officers in other benefits is included in the Registrant's 2002 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and Other Programs" on page 9; "ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT--Annual Incentives and Long-term Incentives" on pages 13; "EXECUTIVE COMPENSATION" on pages 14 through 19.

(f) Their rights to indemnification:

Pursuant to Section 13.1-697 and Section 13.1-698 of the Code of Virginia, the Company's articles of incorporation indemnify a director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent, against reasonable expenses incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Company also purchases directors and officers liability insurance with limits of $250 million, and, in recognition of the scope of the foregoing bylaw indemnification, certain other errors and omission and general liability insurance coverage's which are applicable to all employees as insured, including directors and officers.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

None.*

*Excludes contibutions for which refunds are being requested or received.

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services or goods between system companies:

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract
			(in thousands)
Rental Fees	CNG Pipeline Company	Dominion E&P	$127	(Note 3)
Management & Administrative Services	Dominion E&P	Dominion Appalachian Development, Inc.	$1,423	May 1, 2000
Management & Administrative Services	Dominion E&P	Dominion Michigan Product Services, Inc.	$2,424	May 1, 2000
Management & Administrative Services	Dominion E&P	Dominion Midwest Energy, Inc.	$831	May 1, 2000
Operation of E&P Offshore Platforms	Dominion E&P	DOTEPI	$365	November 1, 2001
Management & Administrative Services	Dominion E&P	Dominion Reserves, Inc.	$228	May 1, 2000
Management & Administrative Services	DESCO	Elwood Energy, LLC	$1,516	June 18, 2001

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract
			(in thousands)

Operating Fee	DESCO	Elwood Energy, LLC	$593	June 18, 2002
Management & Administrative Services	DESCO	Kincaid Generation, LLC	$13,917	February 27, 1998
Operating Fee	DESCO	Kincaid Generation, LLC	$1,742	February 27, 1999
Management & Administrative Services	DESCO	Morgantown Energy Associates	$4,024	September 15, 1989
Operating Fee	DESCO	Morgantown Energy Associates	$92	September 15, 1990
Fuel Management Services	Dominion Field Services	Dominion E&P	$138	(Note 3)
Sales of Extracted Products	Dominion Field Services	Dominion Transmission	$7,426	April 23, 2001
Management & Administrative Services	Dominion Field Services	Dominion Transmission	$81	April 23, 2001
Rental Fees	Dominion Field Services	Dominion Transmission	$3,873	April 23, 2001
Management & Administrative Services	Dominion Ohio ES, LLC	Dominion Energy	$607	(Note 3)
Management & Administrative Services	Dominion Pleasants Services Co., Inc.	Pleasants Energy, LLC	$146	(Note 3)
Management & Administrative Services	Dominion Retail	Dominion Products & Services, Inc.	$2,844	February 1, 1997
Telecommunications Support	Dominion Telecom, Inc. (note 4)	Virginia Power	$108	September 2, 1997
Management & Administrative Services	Dominion Transmission	Dominion Field Services	$262	July 1, 1991
Rental Fees	Dominion Transmission	Dominion Field Services	$4,570	July 1, 1991
Management & Administrative Services	Dominion Transmission	Dominion Greenbrier, LLC	$2,683	January 1, 2001
Management & Administrative Services	Dominion Transmission	Dominion East Ohio	$1,689	January 28, 2000
Management & Administrative Services	Dominion Transmission	Dominion Hope	$301	January 28, 2000
Management & Administrative Services	Dominion Transmission	Dominion Peoples	$1,151	January 28, 2000
Management & Administrative Services	DT Services, Inc.	Dominion Telecom, Inc. (note 4)	$19,799	March 1, 2001
Management & Administrative Services	Dominion East Ohio	Dominion Transmission	$253	January 28, 2000
Management & Administrative Services	Dominion Peoples	Dominion E&P	$1	(Note 3)
Pooling & Metering Services	Dominion Peoples	Dominion E&P	$17	(Note 3)
Production & Gathering Fees	Dominion Peoples	Dominion E&P	$208	(Note 3)
Pooling & Metering Services	Dominion Peoples	Dominion Retail	$685	August 4, 1997

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract
			(in thousands)

Management & Administrative Services	Dominion Peoples	Dominion Transmission	$190	January 28, 2000
Project Management, Engineering and Telecommunications Support	Virginia Power	Dominion Telecom, Inc. (note 4)	$2,822	September 2, 1997
Telecommunications Fees	Virginia Power	Dominion Telecom, Inc. (note 4)	$1,287	September 2, 1997
Management & Administrative Services	Virginia Power	VP Services	$3,391	September 3, 1997
Oil Sales	VP Energy Marketing	VP Services Energy Corp.	$2,305	October 30, 1998
Fuel Management Services	VP Energy Marketing	VP Services Energy Corp.	$1,035	October 30, 1998
Management & Administrative Services	VP Nuclear Services	Dominion Energy	$537	(Note 3)
Management & Administrative Services	VP Services Energy Corp.	Virginia Power	$3,126	October 30, 1998
Management & Administrative Services	VP Services	VP Energy Marketing	$3,248	(Note 3)
Management & Administrative Services	VP Services	VP Nuclear Services, Inc.	$143	(Note 3)
Rental Fees	Dominion	Virginia Power	$2,988	November 21, 1985

Notes:

(1) Contracts for management services with aggregate consideration passing between the same companies of less than $100,000 have been omitted.

(2) All contracts were in effect at December 31, 2001.

(3) Services provided at cost.

(4) Formerly VPS Communications, Inc.

Part II. Contracts to purchase services or goods between any system company and any affiliate (other than a system company) or any company in which any officer or director of the receiving company is a partner or owns 5 percent or more of any class of equity securities:

None.

Part III. Employment of any person by any system company for the performance on a continuing basis of management, supervisory or financial advisory services:

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. Information concerning the interests held by system companies in exempt wholesale generators and foreign utility companies for Part I(a) and Part I(d) follows. Part I(b) and Part I(c) are being filed confidentially pursuant to Rule 104.

Exempt Wholesale Generators

Armstrong Energy Limited Partnership, LLLP

(a) Armstrong Energy Limited Partnership, LLLP (AELP) is owned 99% by CNG Power Services Corporation and 1% by Dominion Armstrong, Inc. AELP is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of AELP are as follows:
Armstrong Energy Limited Partnership, LLLP
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Armstrong Services Company., Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$10,175
*services provided at cost

CNG Power Services Corporation

(a) CNG Power Services Corporation (CNG Power Services), a wholly-owned subsidiary of Consolidated Natural Gas Company, holds a 99% interest in Armstrong Energy Limited Partnership, LLLP, which is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of CNG Power Services are as follows:
CNG Power Services Corporation
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between CNG Power Services and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Elwood Services Company, Inc.

(a) Dominion Elwood Services Company, Inc (DELCO) is a management services company that provides operations and maintenance services to electric generating facilities. DELCO is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Elwood Services Company, Inc. are as follows:
Dominion Elwood Services Company, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy, LLC
Compensation	$2,108,993
Date of Contract	June 18, 1999

Dominion Energy Services Company, Inc.

(a) Dominion Energy Services Company, Inc. (DESCO) is a management services company that provides operations and maintenance services to various electric generating facilities. DESCO is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Energy Services Company, Inc. are as follows:
Dominion Energy Services Company, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, services between DESCO and a system company were as follows:
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, LLC
Compensation	$15,659,771
Date of Contract	February 27,1998
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Morgantown Energy and Associates
Compensation	$4,115,866
Date of Contract	September 15, 1989
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Elwood Energy, LLC
Compensation	$79,846
*services provided at cost

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Equipment, Inc.

(a) Dominion Equipment, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment, Inc. are as follows:
Dominion Equipment, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect.
Transaction	Operational and Management Service
Serving Company	Dominion Ohio ES, Inc.
Receiving Company	Dominion Equipment, Inc.
Compensation	$606,660
Date of Contract	June 1, 2001
Transaction	Operational and Management Service
Serving Company	Dominion Transmission, Inc.
Receiving Company	Dominion Equipment, Inc.
Compensation	$32,982
Date of Contract	January 1, 2001

Dominion Equipment III, Inc.

(a) Dominion Equipment III, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment III, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment III, Inc. are as follows:
Dominion Equipment III, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between Dominion Equipment III, Inc. and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Fairless Hills, Inc.

(a) Dominion Fairless Hills, Inc holds a 100% interest in Fairless Energy, LLC (Fairless). Fairless is owned 100% by Dominion Energy, Inc. and is involved in the development of a gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Dominion Fairless Hills, Inc. are as follows:
Dominion Fairless Hills, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between Dominion Fairless Hills, Inc. and any system company.

Dominion Nuclear, Inc.

(a) Dominion Nuclear, Inc. is owned 100% by Dominion Energy, Inc., and through various subsidiaries, owns interests in the following subsidiaries:

Subsidiary	Parent	Percentage Owned	|Description
Dominion Nuclear Holdings, Inc.	Dominion Nuclear, Inc.	100%	Holds 5% interest in Dominion Nuclear Marketing III, LLC.
Dominion Nuclear Marketing I, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells on the spot market. Also holds a 25% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing II, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to third parties through bilateral contracts. Also holds a 70% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing III, LLC	Dominion Nuclear, Inc. Dominion Retail Dominion Nuclear Holdings, Inc.	70% 25% 5%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to Dominion Retail to meet retail customer needs. Also holds a 5% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Connecticut, Inc.	Dominion Nuclear Marketing II, LLC Dominion Nuclear Marketing I, LLC Dominion Nuclear Marketing III, LLC	70% 25% 5%	Owns 98% of Millstone Power Station, a nuclear powered electric generating facility with a net capacity of 1,954 megawatts.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

The name and business address of Dominion Nuclear, Inc. are as follows:
Dominion Nuclear, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between Dominon Nuclear, Inc. and any system company.

Dresden Energy, LLC

(a) Dresden Energy, LLC is involved in the development of a combined cycle gas fired combustion turbine power plant in Dresden, Ohio. Dresden Energy, LLC is owned 100% by Dominion Dresden, Inc.

The name and business address of Dresden Energy, LLC. are as follows:
Dresden Energy, LLC
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Service
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$-0-
*services provided at cost

CNG Kauai, Inc.

(a) See Kauai Power Partners, L.P. below.

(d) At December 31, 2001, there were no service, sales or construction contracts between CNG Kauai, Inc. and any system company.

Kauai Power Partners, L. P.

(a) CNG International holds a 1% limited partnership interest in Kauai Power Partners, L. P. (KPP), and CNG Kauai, Inc., a wholly-owned subsidiary of CNG International, holds a 1% general partnership interest and a 98% limited partnership interest in KPP. KPP is involved in the greenfield development of a 26-megawatt advanced steam-injected combustion turbine power plant on the island of Kauai, Hawaii.

The name and business address of KPP are as follows:
Kauai Power Partners, L. P.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between KPP and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Kincaid Generation, L.L.C.

(a) Kincaid Generation, LLC is owned 99% by Dominion Kincaid, Inc. and 1% by Dominion Energy, Inc. (DEI). Kincaid is a 1,108 net megawatt coal-fired electric generating facility.

The name and business address of Kincaid is as follows:

Kincaid Generation, LLC
PO Box 260
Kincaid, Illinois 62540-0260

(d) At December 31, 2001, services between Kincaid and a system company were as follows:

Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, LLC
Compensation	$15,659,771
Date of Contract	February 27,1998

Elwood Energy, LLC

(a) Elwood Energy, LLC is owned 50% by Dominion Elwood, Inc. Elwood Energy, LLC owns and develops a combined and single cycle electric power generating facility (up to 2,500 megawatt in capacity) near Elwood, Illinois.

The name and business address of Elwood Energy, LLC are as follows:
Elwood Energy, LLC
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy, LLC
Compensation	$2,108,993
Date of Contract	June 18, 1999
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Elwood Energy, LLC
Compensation	$79,846
Date of Contract	June 18, 1999

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Pleasants Energy, LLC

(a) Pleasants Energy, LLC is owned 100% by Dominion Pleasants, Inc. and is involved in the development of a simple-cycle gas fired combustion turbine power plant located in Pleasants County, West Virginia.

The name and business address of Pleasants Energy, LLC. are as follows:
Pleasants Energy, LLC
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$146,255
*services provided at cost

Troy Energy, LLC

(a) Troy Energy, LLC is owned 100% by Dominion Troy, Inc. and is involved in the development of a simple-cycle gas fired combustion turbine power plant located in Troy County, Ohio.

The name and business address of Troy Energy, LLC. are as follows:
Troy Energy, LLC
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, , the following service agreements were in effect.
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$15,987
*services provided at cost

Dominion Troy Services Company, Inc.

(a) Dominion Troy Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Troy Services Company, Inc. provides operational and management services to Troy Energy, LLC.

The name and business address of Dominion Troy Services Company, Inc. are as follows:
Dominion Troy Services Company, Inc.
120 Tredegar Street
Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$15,987
*services provided at cost

Dominion Dresden Services Company, Inc.

(a) Dominion Dresden Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Dresden Services Company, Inc. provides operational and management services to Dresden Energy, LLC.

The name and business address of Dominion Dresden Services Company, Inc. are as follows:
Dominion Dresden Services Company, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$-0-
*services provided at cost

Dominion Pleasants Services Company, Inc.

(a) Dominion Pleasants Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Pleasants Services Company, Inc. provides operational and management services to Pleasants Energy, LLC.

The name and business address of Dominion Pleasants Services Company, Inc. are as follows:
Dominion Pleasants Services Company, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$146,255
*services provided at cost

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Armstrong Services Company, Inc.

(a) Dominion Armstrong Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Armstrong Services Company, Inc. provides operational and management services to Armstrong Energy Limited Partnership, LLLP.

The name and business address of Dominion Armstrong Services Company, Inc. are as follows:
Dominion Armstrong Services Company, Inc.
120 Tredegar Street
Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$10,175
*services provided at cost

Note:

The following are newly-formed EWG's with no activity for the year-ended December 31, 2001:

Dominion Upshur, Inc.

Dominion Upshur, LLC

Dominion North Star Generation, Inc.

Dominion Person, Inc.

Dominion Hickman, Inc.

Foreign Utility Company

Latin America Fund

(a) CNG International holds a 16.5% limited partnership interest in The Latin America Energy Fund and Electricity Fund I, L.P. (Latin America Fund), a Cayman Islands exempted limited partnership, and an 8.29% general partnership interest in FondElec General Partner, L.P. (FondElec). FondElec holds a 1% general partnership interest in the Latin America Fund. The Latin America Fund's business is limited to investing in FUCOs in Latin America. As part of the transaction, CNG International obtains an ownership interest, equal to its percentage ownership interest in the partnership, in each of the Latin America Fund's investments. The Latin America Fund had investments in two FUCOs as of December 31, 2001.

The name and business address of Latin America Fund are as follows:
The Latin America Energy and Electricity Fund I, L.P.
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) There are no service, sales or construction contracts between the Latin America Fund, or any FUCOs in which the Latin America Fund has an interest, and a system company.

Part II. Relationship of exempt wholesale generators and foreign utility companies to system companies, and financial data:

Organization charts showing the relationship of the EWG's to other system companies is filed as Exhibit H-1. Organization charts showing the relationship of the FUCO to other system companies is filed as Exhibit H-2 to this Form U5S. The financial statements of the EWG's and FUCO's are filed as Exhibit I to this Form U5S.

Part III. Investment in exempt wholesale generators and foreign utility companies:

At December 31, 2001, Dominion's aggregate investment in exempt wholesale generators amounted to $1.84 billion, or 39.14% of Dominion's aggregate capital investment in its domestic public utility subsidiaries. Dominion's aggregate investment in the foreign utility companies was $6.4 million at December 31, 2001, or 0.14% of Dominion's aggregate capital investment in its domestic public utility subsidiaries.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

The consolidating financial statements for Dominion Resources, Inc. are included in the following pages. The consolidating financial statements should be reviewed in conjunction with the Dominion Resources, Inc., Virginia Electric and Power Company and Consolidated Natural Gas Company's Annual Reports on Form 10-K as of and for the year ended December 31, 2001 (2001 Forms 10-K). The Notes to the Consolidated Financial Statements to the three companies' 2001 Forms 10-K are incorporated by reference.

Reclassifications have been made to certain subsidiaries' financial statements to conform to the Dominion presentation. All financial statements are presented in thousands of dollars. As a result, some columns and rows may not add due to rounding.

DOMINION RESOURCES, INC.

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2001

(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)
Operating Revenue:
Regulated sales
Electric	$ 4,619,143	$ (766)	$4,619,909	$ -	$ -	$ -
Gas	1,409,155			1,409,155
Nonregulated sales
Electric	701,552	(74,913)	183,689	59,711		533,066
Gas	1,115,602	(27,670)	53,769	1,054,854		34,649
Gas transportation & storage	702,179	(15,989)		718,168
Gas & oil production	1,117,616	(38,387)		706,054		449,949
Other	893,048	(614,966)	86,724	289,228	587,112	544,949
Total Operating Revenue	10,558,294	(772,692)	4,944,092	4,237,170	587,112	1,562,612

Operating Expenses:
Electric fuel & energy purchases, net	1,369,475	(18,599)	1,252,323	67,984		67,767
Purchased electric capacity	679,677		679,677
Purchased gas, net	1,821,994	(133,668)		1,917,252		38,411
Liquids, pipeline capacity & other purchases	218,995	(50)		201,380		17,665
Restructuring & other acquisition related costs	105,204		47,871	45,175		12,158
Other operations & maintenance	2,937,985	(558,492)	1,268,242	704,948	552,608	970,679
Depreciation, depletion & amortization	1,244,777	84,071	518,198	406,501	11,454	224,552
Other taxes	395,524		178,943	161,084	15,461	40,035
Total Operating Expenses	8,773,631	(626,737)	3,945,253	3,504,325	579,523	1,371,266
Income from operations	1,784,664	(145,955)	998,838	732,844	7,589	191,346

Other income	126,365	(915,495)	33,464	27,551	(5,976)	986,822

Interest & Related Charges:
Interest expense	898,738	(151,770)	288,678	155,563	1,613	604,654
Subsidiary preferred dividends and distributions of subsidiary trusts	98,565	_________	34,533			64,033
Total Fixed Charges	997,303	(151,770)	323,211	155,563	1,613	668,686

Income before taxes & minority interest	913,726	(909,679)	709,091	604,832		509,482
Income taxes	369,530	(22,026)	286,003	200,045		(94,493)
Minority interest	(75)	(2,252)		1		2,177

Income before cumulative effect of a change in accounting principle	544,271	(885,401)	423,088	404,786		601,798

Cumulative effect of a change in accounting principle, net	(203)	14,006	(347)	(13,850)		(12)

Net Income	$ 544,069	$(871,396)	$ 422,741	$ 390,936	$ -	$ 601,786

* See supporting financial statements.

DOMINION RESOURCES, INC.

CONSOLIDATING BALANCE SHEET

As of December 31, 2001

(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)
Assets
Current Assets:
Cash & cash equivalents	$ 485,609	$ -	$ 83,721	$ 52,809	$ 69,442	$ 279,637
Customer accounts receivable, net	1,769,579		1,105,258	594,150	894	69,277
Other accounts receivable	164,427		57,363	31,645	5,622	69,797
Receivable from affiliates	12,881	(1,314,588)	53,535	155,443	123,851	994,640
Inventories:
Materials & supplies	245,388		163,057	23,523		58,808
Fossil fuel	150,009		148,717			1,292
Gas stored - current portion	181,693		59,702	121,991
Derivative & energy trading assets	1,310,974	(144,153)	1,038,658	289,389		127,080
Unrecovered gas costs	8,656			8,656
Investment securities - trading	244,507					244,507
Margin deposit assets	30,114		9,642	20,472
Prepayments	384,109	(104,377)	140,078	173,653	9,549	165,206
Other	366,055	(35,880)	61,724	235,864	32,883	71,464
Total Current Assets	5,354,001	(1,598,998)	2,921,455	1,707,594	242,241	2,081,708

Investments:
Loans receivable, net	106,467					106,467
Investments in affiliates	490,234	(14,847,246)		169,061		15,168,419
Available for sale securities	392,813					392,813
Nuclear decommissioning trust funds	1,696,610		858,321			838,289
Other	473,681	516	24,504	67,669	89,709	291,283
Total Investments	3,159,805	(14,846,730)	882,825	236,731	89,709	16,797,271

Property, Plant & Equipment, Net:
Property, plant & equipment	33,105,045	(188,864)	17,418,577	12,607,618	62,318	3,205,396
Less accumulated depreciation depletion & amortization	(14,423,703)	123,136	(8,058,886)	(5,168,494)	(36,397)	(1,283,061)
Total Property, Plant & Equipment	18,681,342	(65,728)	9,359,691	7,439,123	25,921	1,922,335

Deferred Charges & Other Assets:
Goodwill, net	4,209,889	3,359,956		519,047		330,886
Regulatory assets, net	574,111	76,534	231,037	266,540
Prepaid pension cost	1,511,210	885,918	16,148	568,053	41,071	20
Derivative & energy trading assets	545,199	(73,190)	322,965	199,931	2,139	93,354
Other	333,178	(879,730)	50,126	89,500	35,077	1,038,206
Total Deferred Charges & Other Assets	7,173,587	3,369,487	620,275	1,643,071	78,287	1,462,466

Total Assets	$34,368,735	$(13,141,969)	$13,784,246	$11,026,520	$436,157	$22,263,780

* See supporting financial statements.

DOMINION RESOURCES, INC.

CONSOLIDATING BALANCE SHEET

As of December 31, 2001

(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Liabilities & Common Shareholders' Equity
Current Liabilities:
Securities due within one year	$ 1,353,756	$ -	$ 535,000	$ -	$ -	$ 818,756
Short term debt	1,859,084		435,900	775,604		647,580
Accounts payable, trade	1,776,125		1,014,079	576,710	41,669	143,668
Payable to affiliates	696	(1,314,597)	191,968	312,124	94,852	716,349
Accrued interest	239,498		98,759	40,456		100,282
Accrued payroll	180,373		82,704	35,151	46,544	15,975
Accrued taxes	143,602	(105,057)	31,740	110,871	22,639	83,408
Derivative & energy trading liabilities	1,085,817	(149,725)	1,010,456	205,185	4,251	15,650
Other	838,952	(36,629)	218,321	470,303	36,320	150,637
Total Current Liabilities	7,477,903	(1,606,008)	3,618,926	2,526,404	246,275	2,692,306

Long Term Debt:
Long term debt	11,797,390	(16,350)	3,704,394	3,445,497		4,663,850
Notes payable to affiliates	321,519	(2,121,894)		_________	________	2,443,414
Total Long Term Debt	12,118,910	(2,138,244)	3,704,394	3,445,497	________	7,107,263

Deferred Credits & Other Liabilities:
Deferred income taxes	3,812,034	281,291	1,536,599	1,566,384	1,488	426,272
Deferred investment tax credits	128,383		112,677	15,706
Derivative & energy trading liabilities	321,467	(84,733)	245,991	132,375		27,834
Other	622,223	16,207	170,253	138,021	137,537	160,204
Total Deferred Credits & Other Liabilities	4,884,107	212,765	2,065,519	1,852,487	139,025	614,310

Total Liabilities	24,480,920	(3,531,487)	9,388,840	7,824,388	385,300	10,413,879

Minority interest	3,410	(7,598)		2,566		8,442
Obligated mandatorily redeemable preferred securities of subsidiary trusts	1,132,237		135,000	200,000		797,237
Subsidiary preferred stock not subject to mandatory redemption	384,014	(665,000)	384,014			665,000

Common Shareholders' Equity:
Common stock	7,129,503	(4,645,535)	2,737,407	1,815,696	56,357	7,165,579
Other paid-in capital	27,638	(2,997,254)	14,414	936,487	3,203	2,070,788
Accumulated other comprehensive income (loss)	289,104	(224,868)	(4,282)	81,701	(8,703)	445,257
Retained earnings	921,910	(1,070,227)	1,128,854	165,683		697,600
Total Common Shareholders' Equity	8,368,155	(8,937,884)	3,876,393	2,999,566	50,857	10,379,223

Total Liabilities & Shareholders' Equity	$34,368,735	$(13,141,969)	$13,784,246	$11,026,520	$436,157	$22,263,780

* See supporting financial statements.

DOMINION RESOURCES, INC.

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Cash flows from (used in) operating activities
Net Income	$ 544,069	$ (871,396)	$ 422,741	$ 390,936	$ -	$ 601,789
Adjustments to reconcile net income to net cash from operating activities:
DCI Impairment Loss	280,996					280,996
(Gain) Loss on sale of businesses	(3,985)					(3,985)
Depreciation, depletion and amortization	1,321,714		587,575	406,502	11,454	316,183
Deferred income taxes	240,633		67,927	73,885	(23,592)	122,413
Deferred fuel expenses, net	(24,042)		(24,042)
Changes in:
Accounts receivable	462,934	83,700	30,525	240,508	(28,228)	136,428
Inventories	(169,182)		(140,817)	(43,094)		14,729
Unrecovered gas costs	254,755			254,755
Purchase and orginations of mortgages	(1,527,887)					(1,527,887)
Proceeds from sales and principle collections of mortgages	992,643					992,643
Accounts payable	(24,434)	(82,000)	201,871	73,956	49,226	(267,487)
Accrued interest and taxes	(113,528)	(23,500)	(23,571)	(55,435)	22,639	(33,661)
Broker margin deposits and liabilities	345,526		(6,651)	352,177
Derivative and energy trading assets and liabilities	(338,595)		(59,751)	(97,706)	2,112	(183,250)
Other	172,538	24,114	11,085	(72,618)	63,380	146,577
Net cash from operating activities	2,414,155	(869,082)	1,066,892	1,523,866	96,991	595,488

Cash flows from (used in) investing activities
Plant construction and other property additions	(1,224,320)		(751,188)	(414,756)	(4,785)	(53,591)
Gas and oil properties and equipment	(944,235)			(740,629)		(203,606)
Loan originations
Repayments of loan originations	283,141					283,141
Proceeds from sale of business	141,000					141,000
Acquisition of business	(2,214,860)			(901,826)		(1,313,034)
Proceeds from sale of securities	30,052					30,052
Purchase of securities	(103,759)					(103,759)
Other investments	(36,237)		(36,237)
Other	(124,037)	1,944,500	53,950	(50,514)	(43,244)	(2,028,729)
Net cash used in investing activities	(4,193,255)	1,944,500	(733,475)	(2,107,725)	(48,029)	(3,248,526)

Cash flows from (used in) financing activities:
Issuance of common stock	244,933					244,933
Issuance of preferred securities of subsidiary trusts	747,237			200,000		547,237
Repurchase of common stock
Issuance of long-term debt	7,365,399	(1,864,200)	770,000	1,439,138		7,020,461
Repayment of long-term debt and preferred stock	(4,193,651)		(472,990)	(291,501)		(3,429,161)
Issuance (repayment) of short-term debt, net	(1,620,293)		(277,910)	(434,857)		(907,526)
Common dividend payments	(648,885)	806,082	(391,918)	(336,291)		(726,758)
Other	9,104	(17,300)	(17,627)	1,795	_______	42,237
Net cash from financing activities	1,903,844	(1,075,418)	(390,445)	578,284	_______	2,791,423

Increase (decrease) in cash & equivalents	124,744		(57,028)	(5,575)	48,962	138,385
Cash and cash equivalents at beginning of period	360,865		140,749	58,383	20,480	141,252
Cash and cash equivalents at end of period	$ 485,609	$ -	$ 83,721	$ 52,809	$ 69,442	$ 279,637

*See supporting financial statements.

DOMINION RESOURCES, INC.

CONSOLIDATING STATEMENT OF SHAREHOLDERS' EQUITY

As of December 31, 2001

(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Balance at December 31, 2000	$6,999,767	$(6,913,633)	$3,849,020	$1,965,555	$ (24,316)	$ 8,123,141

Common stock	1,151,067	(37,183)			56,356	1,131,894
Other paid-in capital	11,216	(1,663,772)	(1,860)	896,206	3,203	777,439
Accumulated other comprehensive income (loss)	312,486	(258,979)	(4,282)	83,171	15,614	476,962
Retained earnings:
Net income	544,069	(871,396)	422,741	390,936		601,786
Dividends and other adjustments	(650,450)	807,078	(389,226)	(336,302)	_______	(732,000)

Balance at December 31, 2001	8,368,155	$(8,937,885)	$3,876,393	$2,999,566	$ 50,857	$10,379,223

* See supporting financial statements.

DOMINION RESOURCES, INC.

CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2001
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Net income	$544,069	$ (871,396)	$422,741	$390,936	$ -	$ 601,786
Other comprehensive income, net of tax:
Net deferred gains on derivatives - hedging activities	464,861	(452,435)	(979)	227,267	(2,688)	693,696
Unrealized gains on investment securities	11,228	(11,228)				22,456
Foreign currency translation adjustments	(9,061)	9,061				(18,122)
Minimum pension liability adjustment	4,311	(18,333)		428	17,905	4,311
Cumulative effect of a change in accounting principle	(182,722)	187,498	(13,891)	(105,478)	(344)	(250,507)
Amounts reclassified to net income:
Realized gains on investment securities	(8,367)	9,367				(17,734)
Net losses on derivatives - hedging activities	32,236	17,091	10,588	(39,046)	741	42,862

Other comprehensive income	312,486	(258,979)	(4,282)	83,171	15,614	476,962

Comprehensive income (loss)	$856,555	$(1,130,375)	$418,459	$474,107	$15,614	$1,078,748

* See supporting financial statements.

CONSOLIDATED NATURAL GAS COMPANY

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2001

(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)
Operating Revenue:
Regulated sales
Electric	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gas	1,409,155		990,588	312,795	105,772
Nonregulated sales
Electric	59,711	(17,718)					77,429
Gas	1,054,854	(122,910)			4,039		1,173,726
Gas transportation & storage	718,168	(87,445)	209,293	83,226	5,322	499,755	8,017
Gas & oil production	706,054	(118,024)	253			51,657	772,168
Other	289,228	(17,788)	25,535	7,918	2,722	72,771	198,069
Total Operating Revenue	4,237,170	(363,886)	1,225,670	403,939	117,855	624,183	2,229,409

Operating Expenses:
Electric fuel & energy purchases, net	67,984	(17,718)					85,703
Purchased gas, net	1,917,252	(329,747)	742,669	231,251	63,491	54,767	1,154,821
Liquids, pipeline capacity & other purchases	201,380	(7,455)				64,764	144,071
Restructuring & other acquisition related costs	45,175		15,545	9,042	1,484	8,957	10,147
Other operations & maintenance	704,948	(8,965)	176,889	64,672	27,806	136,020	308,526
Depreciation, depletion & amortization	406,501	(24,606)	50,978	18,171	6,250	61,321	294,388
Other taxes	161,084	________	86,809	6,313	9,680	36,264	22,017
Total Operating Expenses	3,504,325	(388,492)	1,072,891	329,448	108,711	362,094	2,019,675

Income from operations	732,844	24,606	152,779	7 4,491	9,144	262,090	209,734

Other income	27,551	(551,871)	2,269	2,893	(25)	11,817	562,468

Interest & Related Charges:
Interest expense	155,563	(146,417)	38,858	14,422	3,613	28,812	216,274
Subsidiary preferred dividends and distributions of subsidiary trusts				_______			________
Total Fixed Charges	155,563	(146,417)	38,858	14,422	3,613	28,812	216,274

Income before taxes & minority interest	604,832	(380,848)	116,189	62,962	5,507	245,094	555,928

Income taxes	200,045	8,269	40,233	14,226	1,745	95,365	40,207
Minority interest	1						1

Income before cumulative effect of a change in accounting principle	404,786	(389,117)	75,956	48,736	3,761	149,729	515,720

Cumulative effect of a change in accounting principle, net	(13,850)				165		(14,015)

Net Income	$ 390,936	$(389,117)	$ 75,956	$ 48,736	$ 3,926	$149,729	$ 501,705

CONSOLIDATED NATURAL GAS COMPANY

CONSOLIDATING BALANCE SHEET

As of December 31, 2001

(Thousands)

	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Assets
Current Assets:
Cash & cash equivalents	$ 52,809	$ (20)	$ 28,704	$ 6,631	$ 3,413	$ 1,417	$ 12,662
Customer accounts receivable, net	594,150		259,113	80,688	21,313	41,625	191,412
Other accounts receivable	31,645	(60)	1,313	1,460	527	423	27,982
Receivable from affiliates	155,443	(1,218,503)	213	407	1,033	25,335	1,346,958
Inventories:
Materials & supplies	23,523		3,386	1,798	518	11,687	6,135
Gas stored - current portion	121,991	(2,045)	30,324	30,498	24,938		38,275
Derivative & energy trading assets	289,389			2,534	667		286,188
Unrecovered gas costs	8,656			8,656
Margin deposit assets	20,472			906			19,566
Prepayments	173,653	(4,038)	25,015	10,539	2,883	36,318	102,936
Other	235,864	47,091	44,288	16,408	995	45,218	81,864
Total Current Assets	1,707,594	(1,177,575)	392,357	160,525	56,287	162,022	2,113,978

Investments:
Investments in affiliates	169,061	(6,056,382)			1,225	55,531	6,168,688
Other	67,669		763			6	66,900
Total Investments	236,731	(6,056,382)	763		1,225	55,537	6,235,588

Property, Plant & Equipment, Net:
Property, plant & Equipment	12,607,618	(20,437)	1,647,509	713,856	206,467	2,469,915	7,590,308
Less accumulated depreciation , depletion & amortization	(5,168,494)	(30,023)	(705,938)	(253,304)	(83,874)	(1,202,957)	(2,892,398)
Total Property, Plant & Equipment	7,439,123	(50,460)	941,570	460,552	122,593	1,266,958	4,697,910

Deferred Charges & Other Assets:
Goodwill, net	519,047						519,047
Regulatory assets, net	266,540	(58,724)	126,260	170,423	12,137	16,446
Prepaid pension cost	568,053	(22,365)	278,976	122,446	30,698	157,236	1,062
Derivative & energy trading assets	199,931			551	226		199,154
Other	89,500	(276,700)	43,600	5,341	1,031	3,996	312,231
Total Deferred Charges & Other Assets	1,643,071	(357,789)	448,836	298,761	44,092	177,677	1,031,494

Total Assets	$11,026,520	$(7,642,206)	$1,783,526	$919,839	$224,197	$1,662,194	$14,078,971

CONSOLIDATED NATURAL GAS COMPANY

CONSOLIDATING BALANCE SHEET

As of December 31, 2001

(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Liabilities & Common Shareholders' Equity

Current Liabilities:
Short term debt	$ 775,604	$ -	$ -	$ -	$ -	$ -	$ 775,604
Accounts payable, trade	576,710	(696)	142,827	32,415	8,916	23,048	370,200
Payable to affiliates	312,124	(1,218,503)	391,342	167,458	48,546	84,663	838,618
Accrued interest	40,456		1,239	328	139	264	38,487
Accrued payroll	35,151	(192)	11,765	5,170	2,061	9,302	7,045
Accrued taxes	110,871	(3,608)	56,052	9,920	5,328	38,524	4,655
Derivative & energy trading liabilities	205,185			5,125	3,974	773	195,313
Other	470,303	(30,716)	136,058	24,171	4,330	79,338	257,123
Total Current Liabilities	2,526,404	(1,253,715)	739,282	244,587	73,293	235,912	2,487,045

Long Term Debt:
Long term debt	3,445,497						3,445,497
Notes payable to affiliates		(2,604,764)	293,379	128,821	35,982	325,773	1,820,809
Total Long Term Debt	3,445,497	(2,604,764)	293,379	128,821	35,982	325,773	5,266,306

Deferred Credits & Other Liabilities:
Deferred income taxes	1,566,384	(89,277)	232,668	191,446	24,308	245,883	961,357
Deferred investment tax credits	15,706		7,053	6,762	1,892
Derivative & energy trading liabilities	132,375			(875)	561		132,689
Other	138,021	(81,089)	44,037	54,574	24,051	17,101	79,347
Total Deferred Credits & Other Liabilities	1,852,487	(170,366)	283,757	51,907	50,811	262,984	1,173,394

Total Liabilities	7,824,388	(4,028,845)	,316,418	625,315	160,086	824,668	8,926,745

Minority interest	2,566						2,566
Obligated mandatorily redeemable preferred securities of subsidiary trusts	200,000						200,000

Common Shareholders' Equity:
Common stock	1,815,696	(1,824,907)	237,968	183,535	44,900	609,360	2,564,840
Other paid-in capital	936,487	(899,995)	19,975			2,264	1,814,243
Accumulated other comprehensive income (loss)	81,701	(188,341)	(300)	(2,122)	1,343	(934)	272,055
Retained earnings	165,683	(700,119)	209,465	113,110	17,867	226,837	298,522
Total Common Shareholders' Equity	2,999,566	(3,613,361)	467,108	294,523	64,110	837,526	4,949,659

Total Liabilities & Shareholders' Equity	$11,026,520	$(7,642,206)	$1,783,526	$919,839	$224,197	$1,662,194	$14,078,971

CONSOLIDATED NATURAL GAS COMPANY.

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Cash flows from (used in) operating activities
Net Income	$ 390,936	$(389,117)	$ 75,956	$ 48,736	$ 3,926	$149,729	$ 501,705
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, depletion and amortization	406,502	(24,606)	50,978	18,171	6,250	61,321	294,388
Deferred income taxes	73,885	8,269	(8,955)	(25,677)	1,800	24,116	74,332
Changes in:
Accounts receivable	240,508	(58,330)	247,923	22,641	25,531	53,808	(51,065)
Inventories	(43,094)		(721)	(23,829)	(17,208)	(967)	(369)
Unrecovered gas costs	254,755		65,866	67,821		121,068
Accounts payable	73,956	52,663	(216,360)	(41,738)	(10,236)	40,531	249,096
Accrued interest and taxes	(55,435)	(2,505)	(70,286)	24,683	2,574	(1,147)	(8,754)
Broker margin deposits and liabilities	352,177			(44)	(1,555)		353,776
Derivative and energy trading assets and liabilities	(97,706)			2,591	3,307	773	(104,377)
Other	(72,618)	77,614	(41,506)	(29,230)	(1,594)	(12,475)	(65,427)
Net cash from operating activities	1,523,866	(336,012)	102,895	64,125	12,795	436,757	1,243,306

Cash flows from (used in) investing activities
Plant construction and other property additions	(414,756)		(57,334)	(23,525)	(9,536)	(277,949)	(46,412)
Gas and oil properties and equipment	(740,629)						(740,629)
Acquisition of business	(901,826)						(901,826)
Other	(50,514)	197,922	(11,346)	(602)	469	(36,694)	(200,263)
Net cash used in investing Activities	(2,107,725)	197,922	(68,680)	(24,127)	(9,067)	(314,643)	(1,889,130)

Cash flows from (used in) financing activities:
Issuance of preferred securities of subsidiary trusts	200,000						200,000
Issuance of long-term debt	1,439,138						1,439,138
Repayment of long-term debt and preferred stock	(291,501)	8,264	(2,440)	(1,261)	(474)	(5,827)	(289,763)
Issuance (repayment) of short-term debt, net	(434,857)						(434,857)
Common dividend payments	(336,291)	337,877	(44,924)	(36,753)	(4,587)	(115,869)	(472,035)
Other	1,795	(206,186)				10	207,971
Net cash from financing activities	578,284	139,955	(47,364)	(38,014)	(5,061)	(121,686)	650,454
Increase (decrease) in cash & equivalents	(5,575)	1,865	(13,149)	1,984	(1,333)	428	4,630
Cash and cash equivalents at beginning of period	58,383	(1,884)	41,853	4,647	4,746	989	8,032
Cash and cash equivalents at end of period	$ 52,809	$ (20)	$ 28,704	$ 6,631	$ 3,413	$ 1,417	$ 12,662

CONSOLIDATED NATURAL GAS COMPANY

CONSOLIDATING STATEMENT OF SHAREHOLDERS' EQUITY

As of December 31, 2001

(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Balance at December 31, 2000	$1,965,555	$(2,446,591)	$436,110	$284,409	$63,362	$802,388	$2,825,875

Common stock		(6,189)					6,189
Other paid-in capital	896,206	(917,981)				10	1,814,177
Accumulated other comprehensive income (loss)	83,171	(189,778)	(34)	(1,869)	1,408	(316)	273,760
Retained earnings:
Net income	390,936	(389,117)	75,956	48,736	3,926	149,729	501,706
Dividends and other adjustments	(336,302)	336,295	(44,924)	(36,753)	(4,586)	(114,285)	(472,049)

Balance at December 31, 2001	$2,999,566	$(3,613,361)	$467,108	$294,523	$64,110	$837,526	$4,949,659

CONSOLIDATED NATURAL GAS COMPANY

CONSOLIDATING STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2001

(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Net income	$390,936	$(389,117)	$75,956	$48,736	$ 3,926	$149,729	$501,705
Other comprehensive income, net of tax:
Net deferred gains on derivatives - hedging activities	227,267	(227,267)		(4,436)	(26,397)	(571)	485,938
Minimum pension liability adjustment	428	(341)	(34)	(115)		255	663
Cumulative effect of a change in accounting principle	(105,478)	105,478		(2,489)	43,559		(252,026)
Amounts reclassified to net income:
Net losses on derivatives - hedging activities	(39,046)	(67,648)		5,171	(15,754)		39,185

Other comprehensive income	83,171	(189,778)	(34)	(1,869)	1,408	(316)	273,760

Comprehensive income (loss)	$474,107	$(578,895)	$75,922	$46,867	$ 5,334	$149,413	$775,465

Exhibits

SEC Exhibit Reference	Description of Exhibit

A.	Dominion Resources, Inc. Annual Report on Form 10-K is hereby incorporated by reference (File No. 1-8489).

B.

A copy of the charter, as amended, and copy of the by-laws, as amended, of Dominion Resources, Inc. and each subsidiary company thereof, unless otherwise indicated on the list filed herewith, are incorporated by reference to previous filings with the Commission, as shown on such list.

C.	The indentures of Dominion Resources, Inc. are hereby incorporated by reference to previously filed material as indicated on the list filed herewith.

D.	Tax Allocation Agreement (filed herewith)

E.

Pursuant to Rule 16(c) under the Public Utility Holding Company Act of 1935, the annual report of the Iroquois Gas Transmission System, L.P., for the year ended December 31, 2001, is filed herewith on Form SE

F.	Schedules supporting items of this report:

(1) ITEM 1-Schedule of Investments (filed confidentially pursuant to Rule 104)
(2) ITEM 4-Schedule of Acquisitions, Redemptions, or Retirements of Systems Securities (filed herewith)
(3) ITEM 5-Investment in Nonsystem Companies (filed herewith on Form SE)
(4) ITEM 6-Dominion Resources, Inc. 2002 Proxy Statement, dated March 20, 2002 is incorporated by reference.
(5) ITEM 10-Schedule of utility plant and related depreciation accounts, together with schedules of other property or investments (filed herewith on Form SE)

G.	Financial Data Schedules are no longer applicable.

H.	(1) Organization charts showing the relationship of the exempt wholesale generators in which the system holds and interest to other system companies, is filed confidentially pursuant to Rule 104.

(2) Organization chart showing the relationship of the foreign utility companies in which the system hold an interest to other system companies, are filed confidentially pursuant to Rule 104.

I.	Financial statements of exempt wholesale generators and foreign utility company are filed confidentially pursuant to Rule 104.

23.	Consents of Deloitte & Touche, LLP (filed herewith)

SIGNATURE

The registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, such company being a registered holding company.

DOMINION RESOURCES, INC.
(Registrant)

By:	/s/ Steven A. Rogers
Vice President and Controller (Principal Accounting Officer)

May 1, 2002